UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                           ---------------------
                                   FORM 12b-25                SEC FILE NUMBER:
                                                                 000-52174
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                                                           ---------------------
                           NOTIFICATION OF LATE FILING         CUSIP NUMBER:
                                                                29089G 10 7
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(Check One):    |_| Form 10-K    |_| Form 20-F    |_| Form 11-K    |X| Form 10-Q
                |_| Form 10-D    |_| Form N-SAR   |_| Form N-CSR

                For Period Ended:    March 31, 2010
                                  ----------------------------------------------
                |_| Transition Report on Form 10-K
                |_| Transition Report on Form 20-F
                |_| Transition Report on Form 11-K
                |_| Transition Report on Form 10-Q
                |_| Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                --------------------------------

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

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PART I - REGISTRANT INFORMATION

EMERALD DAIRY INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

11990 Market Street, Suite 205
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Address of Principal Executive Office (Street and Number):

Reston, Virginia 20190
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City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    | (a)   The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    | (b)   The subject annual report, semi-annual report, transition report on
    |       Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion
|X| |       thereof will be filed on or before the 15th calendar day following
    |       the prescribed due date; or the subject quarterly report or
    |       transition report on Form 10-Q, or subject distribution report on
    |       Form 10-D, or portion thereof, will be filed on or before the fifth
    |       calendar day following the prescribed due date; and
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant was unable to timely file its Quarterly Report on Form 10-Q, for the fiscal quarter ended March 31, 2010 (the "Form 10-Q"), due to an unanticipated delay in connection with its preparation, review and filing.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Shu Kaneko               (703)             867-9247
      ------------------------    ------------   -------------------------
               (Name)              (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  Yes |X| No |_|

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  Yes |X| No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state why a reasonable estimate of the results cannot be made.

      See Attachment
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                               EMERALD DAIRY INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 18, 2010            By:  /s/ Yang Yong Shan
       -----------------           ----------------------------------------
                                    Name: Yang Yong Shan
                                    Title: President and Chief Executive Officer

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                                   Attachment
                                       to
                                   Form 12b-25
                                       by
                               Emerald Dairy Inc.


The Form 10-Q as filed by the Registrant will reflect an increase in sales to $14,252,856 for the three months ended March 31, 2010, from $10,856,552 for the comparable 2009 period, due to increases in both the amount of product sold and the average price per metric ton received for the products sold due to increased sales of its high end products. In addition, net income decreased by $3,849,350, from $1,552,706 in the three months ended March 31, 2009, to a loss of $2,296,644 for the three months ended March 31, 2010. The decrease in net income during the three months ended March 31, 2010, as compared to the same time period in the prior year, was due to liquidated damages during the 2010 period, which were paid through the Registrant's issuance of shares of its common stock, which offset an increase in its gross profit for the 2010 period.